Exhibit 99.1

Caravelle International Group Regains Compliance with Nasdaq Minimum Bid Price Requirement

Hong Kong, November 18, 2024 / PRNewswire — Caravelle International Group (NASDAQ: HTCO), a global ocean technology company, today announced that it received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

The Company had previously announced on July 31, 2024, that it was notified by Nasdaq on July 26, 2024 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until January 22, 2025, to regain compliance with Nasdaq’s minimum bid price requirement.

On November l4, 2024, Nasdaq provided confirmation to the Company that for the last 19 consecutive business days, from October 18, 2024 to November 13, 2024, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has hence regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

About Caravelle International Group

Caravelle is a global ocean technology company with businesses in international shipping and marine carbon neutrality. The company is committed to improving shipping efficiency through innovative technologies and promoting sustainable development in the industry. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2023. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Caravelle International Group

Office Unit 1125, 11/F, Lee Garden One, 33 Hysan Ave,

Causeway Bay,

Hong Kong

Attention: Tracy Xia

Email: tracyxia@htcoint.com